EXHIBIT 99.3
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Management’s Responsibility for the Consolidated Financial Statements
The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.
The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the board of directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors. The board of directors has approved the information contained in the accompanying consolidated financial statements.

/s/ Richard J. Harrington	/s/ Robert D. Daleo

Richard J. Harrington	Robert D. Daleo
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 23, 2007
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

/s/ Richard J. Harrington	/s/ Robert D. Daleo

Richard J. Harrington	Robert D. Daleo
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 23, 2007

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
INDEPENDENT AUDITORS’ REPORT	Telephone +1 416 863 1133
Facsimile +1 416 365 8215
To the shareholders of The Thomson Corporation:
We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of The Thomson Corporation as of December 31, 2006 and an audit of its December 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated financial statements
We have audited the accompanying consolidated balance sheets of The Thomson Corporation (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the Company’s consolidated financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s consolidated financial statements as of December 31, 2005 and for the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for financial instruments effective January 1, 2006.
Internal control over financial reporting
We have also audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
Chartered Accountants
Toronto, Canada
February 23, 2007

The Thomson Corporation
Consolidated Statement of Earnings

	Year ended December 31,
		2005
(millions of U.S. dollars, except per common share amounts)	2006	(note 7)

Revenues	6,641	6,173
Cost of sales, selling, marketing, general and administrative expenses	(4,702)	(4,351)
Depreciation (notes 11 and 12)	(439)	(414)
Amortization (note 13)	(242)	(236)

Operating profit	1,258	1,172
Net other income (expense) (note 4)	1	(28)
Net interest expense and other financing costs (note 5)	(221)	(221)
Income taxes (note 6)	(119)	(261)

Earnings from continuing operations	919	662
Earnings from discontinued operations, net of tax (note 7)	201	272

Net earnings	1,120	934
Dividends declared on preference shares (note 16)	(5)	(4)

Earnings attributable to common shares	1,115	930

Earnings per common share (note 8):
Basic and diluted earnings per common share:
From continuing operations	$1.41	$1.00
From discontinued operations	0.32	0.42

Basic and diluted earnings per common share	$1.73	$1.42

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation Consolidated Balance Sheet

	December 31,
		2005
(millions of U.S. dollars)	2006	(note 7)

Assets
Cash and cash equivalents	334	407
Accounts receivable, net of allowances of $97 million (2005 - $102 million) (note 9)	1,369	1,175
Inventories (note 10)	73	67
Prepaid expenses and other current assets	297	257
Deferred income taxes (note 6)	153	129
Current assets of discontinued operations (note 7)	1,039	974

Current assets	3,265	3,009
Computer hardware and other property, net (note 11)	625	604
Computer software, net (note 12)	647	568
Identifiable intangible assets, net (note 13)	3,461	3,519
Goodwill (note 14)	6,552	5,947
Other non-current assets	1,082	1,129
Non-current assets of discontinued operations (note 7)	4,500	4,658

Total assets	20,132	19,434

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness (note 15)	333	191
Accounts payable and accruals	1,309	1,200
Deferred revenue	971	797
Current portion of long-term debt (note 15)	264	98
Current liabilities of discontinued operations (note 7)	862	821

Current liabilities	3,739	3,107
Long-term debt (note 15)	3,681	3,957
Other non-current liabilities	785	791
Deferred income taxes (note 6)	998	1,157
Non-current liabilities of discontinued operations (note 7)	448	459

Total liabilities	9,651	9,471

Shareholders’ equity
Capital (note 16)	2,799	2,726
Retained earnings	7,169	6,992
Accumulated other comprehensive income	513	245

Total shareholders’ equity	10,481	9,963

Total liabilities and shareholders’ equity	20,132	19,434

Contingencies (note 18)
The related notes form an integral part of these consolidated financial statements.

Approved by the Board

/s/ David Thomson	/s/ Richard J. Harrington

David Thomson	Richard J. Harrington
Director	Director

The Thomson Corporation
Consolidated Statement of Cash Flow

	Year ended December 31,
		2005
(millions of U.S. dollars)	2006	(note 7)

Cash provided by (used in):
Operating activities
Net earnings	1,120	934
Remove earnings from discontinued operations	(201)	(272)
Add back (deduct) items not involving cash:
Depreciation (notes 11 and 12)	439	414
Amortization (note 13)	242	236
Net gains on disposals of businesses and investments (note 4)	(47)	(5)
Loss from redemption of debt securities (notes 4 and 15)	—	23
Deferred income taxes (note 6)	(121)	(58)
Other, net	204	56
Pension contributions (note 17)	(23)	(30)
Changes in working capital and other items (note 21)	(45)	(57)
Cash provided by operating activities — discontinued operations (note 7)	557	638

Net cash provided by operating activities	2,125	1,879

Investing activities
Acquisitions, less cash therein of million (2005 - $8 million) (note 19)	(744)	(246)
Proceeds from disposals (note 19)	88	4
Capital expenditures, less proceeds from disposals of $3 million (2005 - $2 million)	(453)	(427)
Other investing activities	(26)	(25)
Capital expenditures of discontinued operations (note 7)	(184)	(215)
Other investing activities of discontinued operations	(17)	(14)
Proceeds from (income taxes paid on) disposals of discontinued operations (note 7)	81	(105)
Acquisitions by discontinued operations	(35)	(43)

Net cash used in investing activities	(1,290)	(1,071)

Financing activities
Proceeds from debt (note 15)	—	401
Repayments of debt (note 15)	(88)	(621)
Net (repayments) borrowings under short-term loan facilities	108	184
Premium on redemption of debt securities (note 15)	—	(22)
Repurchase of common shares (note 16)	(412)	(256)
Dividends paid on preference shares (note 16)	(5)	(4)
Dividends paid on common shares (note 16)	(553)	(505)
Other financing activities, net	38	25

Net cash used in financing activities	(912)	(798)

Translation adjustments	4	(8)

(Decrease) increase in cash and cash equivalents	(73)	2
Cash and cash equivalents at beginning of period	407	405

Cash and cash equivalents at end of period	334	407

Supplemental cash flow information is provided in notes 5, 20 and 21.
The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Changes in Shareholders’ Equity

					Accumulated
					Other	Total
	Stated				Comprehensive	Retained
	Share	Contributed	Total	Retained	Income	Earnings
(millions of U.S. dollars)	Capital(1)	Surplus	Capital	Earnings	("AOCI")	and AOCI	Total

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (note 2)	—	—	—	—	51	51	51

Balance, January 1, 2006	2,599	127	2,726	6,992	296	7,288	10,014
Comprehensive income:
Net earnings				1,120	—	1,120	1,120
Unrecognized net gain on cash flow hedges				—	8	8	8
Foreign currency translation adjustments				—	230	230	230
Net gain reclassified to income				—	(21)	(21)	(21)

Comprehensive income				1,120	217	1,337	1,337

Dividends declared on preference shares	—	—	—	(5)	—	(5)	(5)
Dividends declared on common shares	—	—	—	(567)	—	(567)	(567)
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	14	—	14	—	—	—	14
Repurchase of common shares (note 16)	(41)	—	(41)	(371)	—	(371)	(412)
Effect of stock compensation plans	70	30	100	—	—	—	100

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481

						Total
	Stated					Retained
	Share	Contributed	Total	Retained		Earnings
	Capital(1)	Surplus	Capital	Earnings	AOCI	and AOCI	Total

Balance, December 31, 2004	2,588	108	2,696	6,808	458	7,266	9,962
Comprehensive income:
Net earnings				934	—	934	934
Foreign currency translation adjustments				—	(213)	(213)	(213)

Comprehensive income				934	(213)	721	721

Dividends declared on preference shares	—	—	—	(4)	—	(4)	(4)
Dividends declared on common shares	—	—	—	(517)	—	(517)	(517)
Common shares issued under DRIP	12	—	12	—	—	—	12
Repurchase of common shares	(27)	—	(27)	(229)	—	(229)	(256)
Effect of stock compensation plans	26	19	45	—	—	—	45

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963

(1)	Includes both common and preference share capital.
The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
Note 1: Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements of The Thomson Corporation (“Thomson” or the “Company”) include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). All intercompany transactions and balances are eliminated on consolidation.
Accounting Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
Foreign Currency
Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Other currency gains or losses are included in earnings.
Revenue Recognition
Revenues are recognized, net of estimated returns, when the following four criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is probable.
Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer, customer acceptance has been obtained or such acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.
Revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction. Several factors are considered to determine whether the Company is an agent or principal, most notably whether the Company is the primary obligor to the customer, has inventory risk or adds meaningful value to the vendor’s product or service. Consideration is also given to whether the Company was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price, or has credit risk.
In addition to the above general principles, the Company applies the following specific revenue recognition policies:
Subscription-Based Products (excluding software)
Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Multiple element arrangements
When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.
If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, utilizing the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.
Software-Related Products and Services
License fees are generally recognized ratably on a straight-line basis over the license period when the Company has an ongoing obligation over the license period. Alternatively, if there is neither an associated license period nor significant future obligations, revenues are recognized upon delivery. In those instances, costs related to the insignificant obligations are accrued when the related revenue is recognized.
Certain software arrangements include implementation services. Consulting revenues from these arrangements are accounted for separately from software license revenues if the arrangements qualify as service transactions as defined in Statement of Position 97-2, Software Revenue Recognition. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee.
If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then software license revenue is generally recognized together with the consulting services using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services. For certain of these arrangements, a customer’s obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognized as a percentage of completed work using the Company’s costs as the measurement factor.
Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.
Other Service Contracts
For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.
Employee Future Benefits
Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-related fair value recognizes changes in the fair value of plan assets over a five-year smoothing period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.
Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories
Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or the first-in, first-out method.
Long-Lived Assets
Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.
Computer Hardware and Other Property
Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years
Computer software
Capitalized Software for internal use
Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated balance sheet. These costs are amortized over their expected useful lives, which range from three to ten years. The amortization expense is included in “Depreciation” in the consolidated statement of earnings.
Capitalized Software to be marketed
In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are also included in “Computer software, net” in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and this amortization expense is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.
Identifiable Intangible Assets and Goodwill
Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Identifiable Intangible Assets
Certain tradenames with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Tradenames	2-30 years
Customer relationships	1-40 years
Databases and content	2-25 years
Publishing rights	30 years
Other	2-29 years
Identifiable intangible assets with finite lives are tested for impairment as described under “Long-Lived Assets” above.
Selected tradenames comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of tradenames is determined using an income approach, specifically the relief from royalties method.
Goodwill
Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:
•	In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•	In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.
The fair values of the Company’s reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like-businesses.
Disposal of Long-lived Assets and Discontinued Operations
Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.
Deferred Income Taxes
Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.
Derivative Financial Instruments
See note 2 for 2006 accounting changes for financial instruments. In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:
•	cross currency swap agreements to hedge foreign currency exposures on non-U.S. dollar denominated debt;

•	foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

•	interest rate swap agreements to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.
The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.
While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on cross currency swap agreements designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign currency contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Derivative financial instruments that do not qualify as hedges are measured at fair value with changes recognized in earnings.
Stock-Based Compensation Plans
Stock Incentive Plan
Under the stock incentive plan, Thomson may grant stock options, restricted share units (“RSUs”), performance restricted share units (“PRSUs”) and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.
Stock Options
Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the New York Stock Exchange (“NYSE”) on the day prior to the grant date. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.
Restricted Share Units
RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the NYSE on the day prior to the grant date.
Performance Restricted Share Units
In 2006, the Company introduced a new long-term incentive program under which certain senior executives are awarded PRSUs. PRSUs give the holder the right to receive one Thomson common share for each unit that vests on the vesting date. Between 0% and 200% of PRSUs initially granted may vest depending upon the Company’s performance over the three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognized over the three year vesting period based upon the closing price of the Company’s common shares on the day prior to the grant date and the number of units expected to vest.
Awards under the phantom stock plan are granted in the form of stock appreciation rights (“SARs”). Such awards are payable in cash, and compensation expense is recognized as the SARs change in value based on the fair market value of the Company’s common shares at the end of each reporting period.

Employee Stock Purchase Plan
In the fourth quarter of 2005, the Company initiated an employee stock purchase plan whereby eligible employees can purchase Thomson common shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The entire amount of the discount is expensed as incurred.
Comparative Amounts
Prior periods have been restated for discontinued operations.
Note 2: Changes in Accounting Policies
Financial Instruments and Comprehensive Income
Effective January 1, 2006, Thomson adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.
Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.
In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:
•	an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•	a reclassification of $5 million from “Other current assets” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

•	an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

•	a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income.”
The adoption of these new standards had no material impact on the Company’s consolidated statement of earnings. The unrealized gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.
During the year ended December 31, 2006, a net increase of $8 million in unrealized gains for cash flow hedges was reflected in “Accumulated other comprehensive income.” The net realized gain in the period previously deferred on adoption in “Accumulated other comprehensive income” was less than $1 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $7 million was reflected in “Prepaid expenses and other current assets,” “Current portion of long-term debt,” “Other non-current assets” and “Long-term debt.”
As of December 31, 2006, approximately $3 million of net deferred gains in “Accumulated other comprehensive income” were expected to be recognized in earnings over the following 12 months. The remaining net deferred gains in “Accumulated other comprehensive income” were expected to be recognized over a period of up to eight years.

Discontinued Operations
In April 2006, the Emerging Issues Committee of the CICA (“EIC”) issued Abstract 161, Discontinued Operations (“EIC-161”). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company’s consolidated financial statements.
Stock-Based Compensation
In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company’s financial statements for any period in 2006.
Note 3: THOMSONplus Program
In 2006, Thomson formally announced the THOMSONplus program. THOMSONplus is a series of initiatives which will allow the Company to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The program is expected to produce cost savings for its businesses by:
•	Realigning its business units into five segments;

•	Streamlining and consolidating certain functions such as finance, accounting and business systems;

•	Leveraging infrastructure and technology for customer contact centers;

•	Establishing low-cost shared service centers;

•	Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

•	Re-engineering certain product development and production functions and realigning particular sales forces within its business segments.
To accomplish these initiatives, the Company expects to incur approximately $250 million of expenses through 2009, primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment.
In 2006, the Company incurred $60 million of expenses within continuing operations associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to its efforts to deploy SAP as a company-wide ERP system, which will continue throughout 2007 and 2008. The severance primarily related to the elimination of certain positions and the relocation of others to lower cost locations resulting from the establishment of a facility in Hyderabad, India to perform certain finance functions. Additionally, the Company incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance and losses on vacated leased properties.
Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years. However, based on current estimates, the Company expects to incur expenses of approximately $100 million in 2007, $50 million in 2008 and $30 million in 2009.
Of the $60 million spent on THOMSONplus in 2006, $16 million of expenses were associated with the restructuring activities of the program. The liabilities associated with these restructuring activities were not material as of December 31, 2006.

Note 4: Net Other Income (Expense)
The components of net other income (expense) include:

	Year ended
	December 31,
	2006	2005

Net gains on disposals of businesses and investments	47	5
Loss from redemption of debt securities	—	(23)
Equity in net earnings of associates	—	5
Other (expense) income	(46)	(15)

Net other income (expense)	1	(28)

Net gains on disposals of businesses and investments
For the year ended December 31, 2006, net gains on disposals of businesses and investments were comprised primarily of a gain on the sale of an equity investment.
Loss from redemption of debt securities
In August and September 2005, the Company redeemed two outstanding issuances of debt securities with an aggregate carrying value of approximately US$400 million. These losses primarily represent required premiums paid for early extinguishment and non-cash write-offs of deferred costs. See note 15.
Other (expense) income
For the year ended December 31, 2006, other expense primarily related to a legal reserve representing Thomson’s portion of the cash settlement expected to be paid in 2007 related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case. For the year ended December 31, 2005, other expense relates to a writedown of an investment to reflect current estimates of fair value.
Note 5: Net Interest Expense and Other Financing Costs
The components of net interest expense and other financing costs include:

	Year ended December 31,
	2006	2005

Interest income	24	16
Interest expense on short-term indebtedness	(26)	(9)
Interest expense on long-term debt	(219)	(228)

	(221)	(221)

Interest paid on short-term indebtedness and long-term debt during 2006 was $244 million (2005- $220 million) and interest received during 2006 was $25 million (2005- $14 million).
Note 6: Income Taxes
The components of earnings (loss) before taxes by jurisdiction are as follows:

	Year ended December 31,
	2006	2005

Canada	(242)	(245)
U.S. and other jurisdictions	1,280	1,168

Total earnings before taxes (1)	1,038	923

(1)	Represents earnings from continuing operations before income taxes.

The provision for income taxes on continuing operations consisted of:

	Year ended December 31,
	2006	2005

Canada:

Current	1	126
Deferred	(20)	(17)

Total Canadian	(19)	109

U.S. and other jurisdictions:
Current	239	193
Deferred	(101)	(41)

Total U.S. and other jurisdictions	138	152

Total worldwide	119	261

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities at December 31 are as follows:

	2006	2005

Accrued expenses	181	171
Deferred compensation and stock options	124	116
Accounts receivable allowances	32	38
Tax loss and credit carryforwards	863	794
Other	147	78

Total deferred tax asset	1,347	1,197
Valuation allowance	(442)	(412)

Net deferred tax asset	905	785
Intangible assets	(1,280)	(1,231)
Other long-lived assets(1)	(37)	(173)
Financial instruments	(273)	(237)
Pension	(144)	(147)
Other	(16)	(25)

Total deferred tax liability	(1,750)	(1,813)

Net deferred tax liability	(845)	(1,028)

(1)	Other long-lived assets include Computer hardware and other property and Computer software for internal use.
The net deferred liability of $845 million (2005 — $1,028 million) was comprised of net current deferred tax assets of $153 million (2005 — $129 million) and net long-term deferred tax liabilities of $998 million (2005 — $1,157 million).
The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The following details the movements in the valuation allowance for the years ended December 31, 2006 and 2005:

	2006	2005

Balance at beginning of year	412	358
Additional Canadian and other net operating losses with no benefit	68	89
Releases of valuation allowances to income	(26)	(16)
Reduction due to change in deferred tax liability related to debt instruments(1)	(26)	(63)
Exchange and other items	14	44

Balance at end of year	442	412

(1)	Canadian losses are first offset by deferred tax liabilities before computing the required valuation allowance. The deferred tax liability increased in 2006 and 2005 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	2006	2005

Earnings before taxes	1,038	923

Income taxes at the Canadian corporate tax rate of 35.4% (2005 - 36.0%)	367	332
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(276)	(170)
Additions to valuation allowance due to losses with no benefit	68	89
Releases of valuation allowances to income	(26)	(16)
Net change to contingent tax liabilities (1)	(5)	(93)
Withholding tax on repatriation of accumulated profits (2)	—	125
Other, net	(9)	(6)

Income tax provision on continuing operations	119	261

(1)	In 2005, this amount includes the recognition of a net tax benefit of $98 million from the release of contingent income tax liabilities. The liabilities were released upon completion of tax audits relating to prior year periods.

(2)	During the fourth quarter of 2005, the Company repatriated a substantial portion of the accumulated profits of certain of its subsidiaries. The repatriation was related to the recapitalization of these subsidiaries. The Company incurred a one-time withholding tax of $125 million in connection with this repatriation, which reduced cash provided by operating activities and net earnings in the fourth quarter by the same amount.
The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which Thomson operates.
The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process. The Company’s contingency reserves principally represent liabilities for the years 2000 to 2006.
At December 31, 2006, the Company had Canadian tax loss carryforwards of $1,467 million, tax loss carryforwards in other jurisdictions of $881 million, and U.S. state tax loss carryforwards which, at current U.S. state rates, have an estimated value of $13 million. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2008 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2007 and 2026. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $15 million, the majority of which may be carried forward indefinitely, and a tax benefit of $85 million related to capital loss carryforwards that may be used only in offsetting future capital gains.
The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $5.4 billion at December 31, 2006. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.

Note 7: Discontinued Operations
The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented.
During the year ended December 31, 2006, the Company approved plans to dispose of the following businesses:
In October 2006, the Company announced its intention to sell Thomson Learning via three independent processes, each on its own schedule. First, it agreed to sell NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC. The sale is expected to be completed in the second quarter of 2007. Second, the Company is currently seeking buyers for Prometric, a global leader in assessment services, through a competitive bidding process. The Company expects the sale of Prometric to be concluded in 2007. Lastly, the competitive bidding for the Company’s higher education, careers and library reference businesses commenced in the first quarter of 2007. Thomson recorded impairment charges associated with certain of these businesses related to goodwill of $14 million in the fourth quarter of 2006.
Additionally, in the fourth quarter of 2006 the Company approved plans within Thomson Legal & Regulatory to sell its business information and news operations, which include the Company’s Market Research and NewsEdge businesses. It recorded impairment charges associated with these businesses related to identifiable intangible assets and goodwill of $4 million in the fourth quarter of 2006.
In June 2006, the Company’s board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal & Regulatory, and Thomson Medical Education, a provider of sponsored medical education within Thomson Scientific & Healthcare.
In the first quarter of 2006, the Company approved plans within Thomson Legal & Regulatory to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.
Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. Thomson recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million before taxes in the first half of 2006. The Company completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. Based upon the status of negotiations at December 31, 2006, the Company recorded a pre-tax impairment charge associated with Thomson Education Direct of $15 million relating to goodwill in the fourth quarter of 2006.
In December 2005, the Company’s board of directors approved a plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Scientific & Healthcare. The Company recorded a post-tax gain of $23 million related to the completion of the sale in the third quarter of 2006.
For the year ended December 31, 2006, discontinued operations includes a gain of $21 million associated with currency translation adjustments on disposals which were released from “Accumulated other comprehensive income” in the consolidated balance sheet.
In the years ended December 31, 2006 and 2005, discontinued operations also included adjustments to tax liabilities for businesses previously sold. The reserves were reversed in conjunction with the expiration of certain tax audit periods, and are included in “Other” below.

Balance Sheet

	December 31, 2006
	Legal &		Scientific &
	Regulatory	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	13	538	31	582
Inventory	1	252	—	253
Other current assets	3	70	5	78
Deferred income taxes	—	124	2	126

Total current assets	17	984	38	1,039

Non-current assets:
Computer hardware and other property	7	157	7	171
Computer software	5	145	1	151
Identifiable intangible assets	29	838	14	881
Goodwill	5	3,003	18	3,026
Other non-current assets	1	270	—	271

Total non-current assets	47	4,413	40	4,500

Current liabilities:
Accounts payable and accruals	12	499	23	534
Deferred revenue	32	260	19	311
Other current liabilities	16	1	—	17

Total current liabilities	60	760	42	862

Non-current liabilities:
Other non-current liabilities	4	38	2	44
Deferred income taxes	12	385	7	404

Total non-current liabilities	16	423	9	448

	December 31, 2005
	Legal &		Scientific &
	Regulatory	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	27	470	32	529
Inventory	1	254	—	255
Other current assets	4	62	2	68
Deferred income taxes	1	120	1	122

Total current assets	33	906	35	974

Non-current assets:
Computer hardware and other property	16	154	8	178
Computer software	24	158	—	182
Identifiable intangible assets	43	907	16	966
Goodwill	8	3,047	22	3,077
Other non-current assets	1	254	—	255

Total non-current assets	92	4,520	46	4,658

Current liabilities:
Accounts payable and accruals	18	495	22	535
Deferred revenue	29	218	28	275
Other current liabilities	11	—	—	11

Total current liabilities	58	713	50	821

Non-current liabilities:
Other non-current liabilities	5	50	3	58
Deferred income taxes	17	377	7	401

Total non-current liabilities	22	427	10	459

Year ended December 31, 2006

			Scientific
	Legal &		&
	Regulatory	Learning	Healthcare	Other	Total

Revenues from discontinued operations	100	2,393	110	—	2,603

Earnings (loss) from discontinued operations before income taxes	(24)	237	24	—	237
Gain on sale of discontinued operations	4	3	40	5	52
Income taxes	12	(84)	(23)	7	(88)

Earnings (loss) from discontinued operations	(8)	156	41	12	201

Year ended December 31, 2005

			Scientific
	Legal &		&
	Regulatory	Learning	Healthcare	Other	Total

Revenues from discontinued operations	123	2,319	132	—	2,574

Earnings (loss) from discontinued operations before income taxes	(25)	294	27	—	296
Gain (loss) on sale of discontinued operations	—	—	—	2	2
Income taxes	6	(25)	(10)	3	(26)

Earnings (loss) from discontinued operations	(19)	269	17	5	272

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. Due to the expiration of certain tax audit periods for Thomson Newspapers and other businesses, the Company adjusted its related tax liabilities which resulted in tax benefits in 2006 and 2005 of $11 million in each year. Offsetting the release of tax liabilities in 2005 was a $9 million tax charge related to the 2004 sale of Thomson Media. Additionally, in 2006 the Company adjusted disposal liabilities related to Thomson Newspapers and other businesses resulting in $5 million (2005 — $2 million) of earnings from discontinued operations for the year ended December 31, 2005. These amounts are included in “Other” above.
“Proceeds from (income taxes paid on) disposal of discontinued operations” within the consolidated statement of cash flow for the year ended December 31, 2006 represent cash received from the sale of Lawpoint, Law Manager, Peterson’s, K.G. Saur and AHC. For the year ended December 31, 2005, the cash outflow from discontinued operations within the consolidated statement of cash flow represent taxes paid related to the 2004 sale of Thomson Media.
The carrying values of businesses disposed of during 2006 consisted of current assets of $23 million, non-current assets of $89 million, current liabilities of $29 million and non-current liabilities of $2 million as of the date of disposal.
Note 8: Earnings per Common Share
Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in note 16.
Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	2006	2005

Earnings from continuing operations	919	662
Dividends declared on preference shares	(5)	(4)

Earnings from continuing operations attributable to common shares	914	658

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2006	2005

Weighted-average number of common shares outstanding	643,454,420	653,862,363
Vested deferred share units	677,104	574,385

Basic	644,131,524	654,436,748
Effect of stock and other incentive plans	1,894,821	531,283

Diluted	646,026,345	654,968,031

As of December 31, 2006, 4,028,992 stock options were outstanding that had exercise prices that were below the average market price. The effect of these options was not included in the diluted weighted average share calculation as their impact would have been anti-dilutive.
Note 9: Accounts Receivable Allowances
The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2006	2005

Balance at beginning of year	102	126

Charges	139	119
Write-offs	(147)	(138)
Other	3	(5)

Balance at end of year	97	102

Other includes additions from acquisitions and the impact of foreign currency translation.
The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.
Note 10: Inventories
Inventories consist of the following:

	2006	2005

Raw materials	17	15
Work in process	19	18
Finished goods	37	34

	73	67

Note 11: Computer Hardware and Other Property
Computer hardware and other property consists of the following:

			Net computer
			hardware &
		Accumulated	other
As at December 31, 2006	Cost	depreciation	property

Computer hardware	959	(679)	280
Land, buildings and building improvements	463	(206)	257
Furniture, fixtures and equipment	298	(210)	88

	1,720	(1,095)	625

			Net computer
			hardware &
		Accumulated	other
As at December 31, 2005	Cost	depreciation	property

Computer hardware	979	(726)	253
Land, buildings and building improvements	438	(176)	262
Furniture, fixtures and equipment	301	(212)	89

	1,718	(1,114)	604

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2006 was $198 million (2005 — $190 million).
Note 12: Computer Software
Computer software consists of the following:

		Accumulated	Net computer
As at December 31, 2006	Cost	amortization	software

Capitalized software for internal use	1,791	(1,228)	563
Capitalized software to be marketed	212	(128)	84

	2,003	(1,356)	647

		Accumulated	Net computer
As at December 31, 2005	Cost	amortization	software

Capitalized software for internal use	1,608	(1,085)	523
Capitalized software to be marketed	143	(98)	45

	1,751	(1,183)	568

The amortization charge for internal use computer software in 2006 was $241 million (2005 — $224 million) and is included in “Depreciation” in the consolidated statement of earnings. The amortization charge for software intended to be marketed was $25 million (2005 — $21 million) and is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.

Note 13: Identifiable Intangible Assets
The following table presents the details of identifiable intangible assets as at December 31, 2006 and 2005.

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As at December 31, 2006	assets	amortization	assets

Finite useful lives:
Tradenames	206	(94)	112
Customer relationships	2,071	(675)	1,396
Databases and content	852	(408)	444
Publishing rights	1,260	(579)	681
Other	88	(53)	35

	4,477	(1,809)	2,668

Indefinite useful lives:
Tradenames	793	—	793

	5,270	(1,809)	3,461

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As at December 31, 2005	assets	amortization	assets

Finite useful lives:
Tradenames	223	(94)	129
Customer relationships	1,961	(560)	1,401
Databases and content	817	(338)	479
Publishing rights	1,198	(506)	692
Other	64	(39)	25

	4,263	(1,537)	2,726

Indefinite useful lives:
Tradenames	793	—	793

	5,056	(1,537)	3,519

The amortization charge for identifiable intangible assets in 2006 was $242 million (2005 — $236 million).
As at December 31, 2006, the average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives was approximately 18 years.
Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of tradenames, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.
Note 14: Goodwill
The following table presents goodwill by operating segment for the years ended December 31, 2006 and 2005.

			Scientific
	Legal &		&
	Regulatory	Financial	Healthcare	Total

Balance at December 31, 2004	3,318	1,906	737	5,961
Acquisitions	72	3	7	82
Adjusted purchase price allocations	(3)	(5)	15	7
Translation and other, net	(48)	(31)	(24)	(103)

Balance at December 31, 2005	3,339	1,873	735	5,947
Acquisitions	82	149	297	528
Adjusted purchase price allocations	1	(1)	(13)	(13)
Translation and other, net	57	34	(1)	90

Balance at December 31, 2006	3,479	2,055	1,018	6,552

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in decreases in goodwill of $8 million (2005 – increases of $18 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $5 million (2005 — $11 million).

Note 15: Financial Instruments

Accounting Change
Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.
Carrying Amounts
Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts.” The primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The carrying amounts of derivative instruments are included in “Other current assets,” “Other noncurrent assets,” and “Other non-current liabilities” in the consolidated balance sheet, as appropriate.
Fair Values
The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31.
Credit Risk
Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.
The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2006, a significant portion of the Company’s cash was on deposit with five such institutions.
Short-term Indebtedness
At December 31, 2006, short-term indebtedness was principally comprised of $316 million of commercial paper with an average interest rate of 4.8%. The rate was 5.3% after taking into account hedging arrangements. At December 31, 2005, short-term indebtedness was principally comprised of $167 million of commercial paper with an average interest rate of 4.2%. The rate was 4.3% after taking into account hedging arrangements.

Long-term Debt and Related Derivative Instruments
The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying Amount		Fair Value
	Primary		Primary
	debt	Derivative	debt	Derivative
As at December 31, 2006	instruments	instruments	instruments	instruments

Bank and other	111	—	109	—
6.50% Debentures, due 2007	217	(38)	217	(38)
4.35% Notes, due 2009	258	(21)	258	(21)
4.50% Notes, due 2009	217	(33)	217	(33)
5.20% Notes, due 2014	522	(58)	536	(58)
6.85% Medium-term notes, due 2011	345	(108)	378	(108)
5.75% Notes, due 2008	400	—	401	—
4.25% Notes, due 2009	200	—	195	—
4.75% Notes, due 2010	250	—	245	—
6.20% Notes, due 2012	700	—	723	—
5.25% Notes, due 2013	250	—	246	—
5.50% Debentures, due 2035	400	—	363	—
7.74% Private placement, due 2010	75	—	81	—

	3,945	(258)	3,969	(258)
Current portion	(264)	38

	3,681	(220)

	Carrying Amount		Fair Value
	Primary		Primary
	debt	Derivative	debt	Derivative
As at December 31, 2005	instruments	instruments	instruments	instruments

Bank and other	182	—	179	—
6.50% Debentures, due 2007	215	(36)	223	(46)
4.35% Notes, due 2009	258	(12)	259	(22)
4.50% Notes, due 2009	215	(31)	217	(33)
5.20% Notes, due 2014	516	(24)	542	(57)
6.85% Medium-term notes, due 2011	344	(90)	386	(108)
5.75% Notes, due 2008	400	—	406	—
4.25% Notes, due 2009	200	—	195	—
4.75% Notes, due 2010	250	—	247	—
6.20% Notes, due 2012	700	—	736	—
5.25% Notes, due 2013	250	—	249	—
5.50% Debentures, due 2035	400	—	387	—
Private placements, due 2006- 2010	125	—	133	—

	4,055	(193)	4,159	(266)
Current portion	(98)	—

	3,957	(193)

The Company utilized various derivative instruments to hedge its currency and interest rate risk exposures. Certain of these instruments were fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and recorded in the Company’s consolidated balance sheet at their fair value. The fair value of these instruments reflects the effect of changes in foreign currency exchange rates on the principal amount of the debt from the origination date to the balance sheet date as well as the effect of such changes on interest payments and spot-to-forward rate differences. The portion of the fair value attributable to items other than the effect of changes in exchange rates on the principal amounts was $54 million as of December 31, 2006. The total fair value for these agreements at December 31, 2006 was $176 million.

The Company also held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars and also change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at December 31, 2006 was $82 million.
Currency Risk Exposures
Bank and other debt at December 31, 2006 and 2005 was primarily U.S. dollar denominated and comprised notes issued in connection with the Capstar acquisition, along with foreign currency denominated loans. The 6.50% Debentures, 4.35% Notes, 4.50% Notes, 5.20% Notes and medium-term notes are Canadian dollar denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, 5.50% Debentures and private placements are U.S. dollar denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before currency		After currency
	hedging arrangements		hedging arrangements(1)
	2006	2005	2006	2005

Canadian dollar	1,559	1,548	—	—
U.S. dollar	2,348	2,435	3,703	3,790
Other currencies	38	72	38	72

	3,945	4,055	3,741	3,862

(1)	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $54 million at December 31, 2006.
Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2007	2008	2009	2010	2011	Thereafter	Total

Before currency hedging arrangements	264	436	676	352	345	1,872	3,945

After currency hedging arrangements(1)	226	436	631	352	254	1,842	3,741

(1)	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $54 million at December 31, 2006.
Interest Rate Risk Exposures
At December 31, 2006, the Company held four cross-currency interest rate swap agreements which swap from fixed to floating interest rates. After taking account of these hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

		Average			Average
		interest			interest
	2006	rate	% Share	2005	rate	% Share

Total fixed	3,218	5.4%	86%	3,305	5.4%	86%
Total floating	523	5.6%	14%	557	4.6%	14%

	3,741	5.4%	100%	3,862	5.2%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 79% to 21%. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.
At December 31, 2006, undrawn and available bank facilities amounted to $1.3 billion.
2006 Activity
In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.
2005 Activity
In the third quarter of 2005, the Company completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in “Net other (expense) income” in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs.

These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% Debentures due 2035.
In addition to the early redemptions of debt, in December and September 2005, the Company also repaid US$50 million and US$75 million, respectively, of privately placed notes and in March 2005, Thomson repaid US$125 million of floating rate notes.
Foreign Exchange Contracts
Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At December 31, 2006 and 2005, the fair value of foreign exchange contracts was not material.
Investments
At December 31, 2006 and 2005, investments accounted for using the cost and equity methods were not material. These investments are reported within “Other non-current assets” in the consolidated balance sheet.
Note 16: Capital
The change in capital, which includes stated capital and contributed surplus, was as follows:

	Common Share
	Capital
			Series II,
			cumulative
			redeemable
	Number of	Stated	preference	Contributed	Total
	Shares	Capital	share capital	Surplus	Capital

Balance, December 31, 2004	655,131,827	2,478	110	108	2,696
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	335,862	12	—	—	12
Effect of stock compensation plans	730,703	26	—	19	45
Repurchase of common shares	(7,249,400)	(27)	—	—	(27)

Balance, December 31, 2005	648,948,992	2,489	110	127	2,726
Common shares issued under DRIP	347,840	14	—	—	14
Effect of stock compensation plans	1,820,781	70	—	30	100
Repurchase of common shares	(10,680,600)	(41)	—	—	(41)

Balance, December 31, 2006	640,437,013	2,532	110	157	2,799

Thomson Common Shares
Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.
Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.
Dividends
Dividends on Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds sterling. Dividends declared per common share in 2006 were $0.88 (2005 – $0.79).
In the consolidated statement of cash flow, dividends paid on common shares are shown net of $14 million (2005 – $12 million) reinvested in common shares issued under the DRIP.

Normal Course Issuer Bid
In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. Under this first program, which ended on May 4, 2006, the Company repurchased and subsequently cancelled approximately 13.3 million shares at an average price per share of $36.28.
In May 2006, Thomson renewed its normal course issuer bid. Under this second program, the Company may purchase up to an additional 15 million of its common shares. Shares that are repurchased are cancelled. Purchases commenced on May 5, 2006 and will terminate no later than May 4, 2007. The Company may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Through December 31, 2006, the Company repurchased approximately 4.6 million shares, at an average price per share of $40.09, under this second program.
For the year ended December 31, 2006, the Company repurchased a combined total of approximately 10.7 million common shares for approximately $412 million, representing an average cost per share of $38.57. Of the $412 million, $41 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $371 million was charged to retained earnings.
Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. From time to time when the Company does not possess material non-public information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.
Series II, Cumulative Redeemable Preference Shares
The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As at December 31, 2006 and 2005, 6,000,000 shares of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.
Note 17: Employee Future Benefits
Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.
Defined Benefit Plans
Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30 for the majority of its plans. For the Company’s largest plan, which is in the United States, an actuarial valuation is performed annually as of December 31.

The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans’ expenses and the accrued benefit obligations:

			Other post-retirement
	Pensions		plans
	2006	2005	2006		2005

Assumptions used to determine net periodic pension expense:

Expected long-term rate of return on plan assets	7.3%	7.5%	N/A		N/A

Discount rate	5.4%	5.8%	5.7%		6.1%

Rate of compensation increase	4.3%	4.3%	N/A	(1)	N/A	(1)

Assumptions used to determine benefit obligation:

Discount rate	5.5%	5.4%	5.9%		5.7%

Rate of compensation increase	4.5%	4.3%	N/A	(1)	N/A	(1)

(1)	At the end of 2006 and 2005, these plans consisted almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns.
The Company’s net defined benefit plan (income) expense is comprised of the following elements:

					Other post-
					retirement
	Pensions				plans
	Funded		Unfunded
	2006	2005	2006	2005	2006	2005

Components of net periodic benefit expense (income):

Current service cost	57	46	6	7	3	2

Interest cost	126	120	12	11	9	9

Plan amendments	3	—	(3)	1	3	—

Actual return on plan assets	(208)	(285)	—	—	—	—

Actuarial losses (gains)	15	168	(9)	12	(6)	9

Subtotal	(7)	49	6	31	9	20

Adjustments (1):

Difference between expected and actual return on plan assets	54	130	—	—	—	—

Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	37	(135)	11	(11)	10	(7)

Difference between amortization of past service costs for year and actual plan amendments for year	(3)	1	4	1	(3)	—

Amortization of transitional asset	(1)	(1)	—	—	—	—

Subtotal adjustments	87	(5)	15	(10)	7	(7)

Net defined benefit plan expense	80	44	21	21	16	13

(1)	Adjustments reflect the deferral and amortization of experience gains and losses over applicable periods.

The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

					Other post-
	Pensions				retirement plans
	Funded		Unfunded
	2006	2005	2006	2005	2006	2005

Benefit obligation
Beginning benefit obligation	2,268	2,104	207	182	165	154
Current service cost	57	46	6	7	3	2
Interest cost	126	120	12	11	9	9
Plan participants’ contributions	4	4	—	—	—	—
Plan amendments	3	—	(3)	1	3	—
Actuarial losses (gains)	15	168	(9)	12	(6)	9
Non-routine events	—	(11)	—	—	—	—
Acquisitions, net	2	9	1	1	—	—
Benefits paid	(95)	(88)	(7)	(8)	(10)	(9)
Translation adjustments	118	(84)	—	1	—	—

Ending benefit obligation	2,498	2,268	207	207	164	165

Plan assets
Beginning fair value of plan assets	2,181	2,050	—	—	—	—
Actual return on plan assets	208	285	—	—	—	—
Employer contributions	37	15	7	8	10	9
Plan participants’ contributions	4	4	—	—	—	—
Benefits paid	(95)	(88)	(7)	(8)	(10)	(9)
Other, net	1	(2)	—	—	—	—
Translation adjustments	121	(83)	—	—	—	—

Ending fair value of plan assets	2,457	2,181	—	—	—	—

Funded status—deficit	(41)	(87)	(207)	(207)	(164)	(165)
Unamortized net actuarial loss	437	515	29	38	40	50
Unamortized past service costs	7	4	2	6	2	(1)
Unamortized net transitional asset	(4)	(5)	—	—	—	—
Post-measurement date activity(1)	—	14	2	2	2	2

Accrued benefit asset (liability)	399	441	(174)	(161)	(120)	(114)

(1)	Consists primarily of contributions.
An accrued pension benefit asset of $434 million (2005 — $477 million) is included in “Other non-current assets” in the consolidated balance sheet. An accrued pension benefit liability of $209 million (2005 — $197 million) as well as the accrued liability for other post-retirement plans are included in “Other non-current liabilities” in the consolidated balance sheet.
The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs are included in “Other non-current assets” in the consolidated balance sheet.

The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2006 were $2,008 million (2005 — $1,823 million). These plans had related fair values of plan assets of $1,909 million (2005 — $1,706 million). While these plans are not considered fully funded for financial reporting purposes, they adequately funded under the applicable statutory funding rules and regulations governing the particular plans.
As of December 31, 2006, the Company had cumulative unrecognized actuarial losses associated with all of its pension plans of $466 million, compared to $553 million December 31, 2005. The majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. Actuarial gains and losses are included in the calculation annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2006) Unrecognized actuarial gains and losses below the 10% corridor are deferred.
Actuarial gains and losses also included the difference between the expected and actual returns on plan assets. The expected return on assets represents the increase in market-related value of plan assets due to investment returns. The market-related value of plan assets is defined as the market-related value of plan assets at the prior measurement date adjusted for contributions and distributions during the plan year. The difference between actual asset returns and the expected return on assets for each year is recognized in asset values prospectively at the rate of 20% per year for five years.
The average healthcare cost trend rate used was 9.5% for 2006, which is reduced ratably 5% in 2016. A 1% change in the trend rate would result in an increase or decrease in benefit obligation for post-retirement benefits of approximately $17 million at December 31, 2006.
The Company’s pension plans’ allocation of assets as of the plans’ measurement dates 2006 and 2005 is as follows:

	Percentage of Plans’ Assets
Asset Category	2006	2005

Equity securities	49%	56%
Debt securities	51%	44%

Total	100%	100%

As of December 31, 2006 and 2005 there were no Thomson securities held in the Company’s pension plans’ assets.
Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson’s long-term contributions to the plans.
In March 2006, the Company voluntarily contributed $5 million to a benefit plan in the United Kingdom. In the fourth quarter of 2005, the Company voluntarily contributed $14 million to a combination of benefit plans in the United Kingdom. In September 2005, the Company voluntarily contributed $11 million to its principal qualified defined benefit pension plan in the U.S. While none of these contributions was required under the applicable funding rules and regulations governing each country, the Company decided to make the voluntary contributions to further improve the funding of these plans. Total contributions made in 2006 to the Company’s funded pension plans totaled $23 million (2005 — $30 million).
Based on regulatory requirements, the Company was not obligated to make contributions in 2006 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2007.

The benefit payments for the years ended December 31, 2006 and 2005 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2006, are as follows:
Benefit Payments

	Pensions		Other post-retirement
	Funded	Unfunded	plans
2005	88	8	9
2006	95	7	10
Estimated Future Payments:
2007	100	8	10
2008	100	9	11
2009	104	11	11
2010	108	12	12
2011	112	13	13
2012 to 2016	638	74	69

Defined Contribution Plans
The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $69 million in 2006 (2005 — $58 million), which approximates the cash outlays related to the plans.
Note 18: Contingencies, Commitments and Guarantees
Lawsuits and Legal Claims
At December 31, 2006, the Company was a defendant in certain lawsuits involving its BAR/BRI business. Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges violations of U.S. federal antitrust laws. In June 2006, an additional complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. The Company continues to defend itself vigorously in these cases.
In February 2007, the Company entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson’s part of the settlement is $36 million, which was accrued for in the fourth quarter of 2006. If the settlement is approved by the U.S. District Court for the Central District of California, the Company expects to pay this amount later in 2007.
In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company’s customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. Thomson is cooperating fully with the authorities in their inquiry.
In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.
Taxes
The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled, and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. In the second quarter of 2005, the Company recognized a net tax benefit of $98 million within continuing operations from the release of contingent income tax liabilities upon completion of tax audits relating to prior year periods. The Company’s remaining contingency reserves principally represent liabilities for the years 2000 to 2006.
In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, management believes that it is not probable that any such transactions will result in additional tax liabilities, and therefore has not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.
Leases
The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2006 were $147 million (2005 -$143 million). The future minimum operating lease payments are $154 million in 2007, $129 million in 2008, $106 million in 2009, $79 million in 2010, $66 million in 2011 and $246 million thereafter.
With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Other non-current liabilities.” The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.
Business Combinations and Investments
The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. During each of the years ended December 31, 2006 and 2005, the Company made payments of $50 million for contingent consideration associated with the 2004 acquisition of TradeWeb. Relative to TradeWeb, the Company is obligated for additional contingent consideration of up to $50 million through 2007, if certain performance measures are achieved. The $50 million payments made in 2006 and 2005, as well as any future payments under this agreement, will be considered additional purchase price. The contingent consideration associated with TradeWeb is the largest for which the Company may become liable. The Company does not believe that additional payments in connection with other transactions would have a material impact on the consolidated financial statements.
In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.
Note 19: Acquisitions and Disposals
Acquisitions
The number of transactions completed and related cash consideration during 2006 and 2005 were as follows:

	Year ended December 31,
	2006		2005
	Number of	Cash	Number of	Cash
	transactions	Consideration	transactions	Consideration

Businesses and identifiable intangible assets acquired	23	692	25	181
Contingent consideration payment — TradeWeb	—	50	—	50
Investments in businesses	2	2	3	15

	25	744	28	246

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2006 and 2005, the majority of the acquired goodwill is not deductible for tax purposes.

The details of net assets acquired are as follows:

	2006	2005

Cash and cash equivalents	11	8
Accounts receivable	31	12
Prepaid expenses and other current assets	12	12
Computer hardware and other property	9	2
Computer software	49	5
Identifiable intangible assets	160	126
Goodwill	528	82
Other non-current assets	5	—

Total assets	805	247

Accounts payable and accruals	(29)	(25)
Deferred revenue	(61)	(12)
Other non-current liabilities	(12)	(21)

Total liabilities	(102)	(58)

Net assets	703	189

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.
The following provides a brief description of major acquisitions completed during 2006 and 2005:

Acquiring
Date	Company	market group	Description
October 2006	Solucient, LLC	Scientific & Healthcare	An advanced healthcare analytics and information company

September 2006	LiveNote Technologies	Legal & Regulatory	A provider of transcript and evidence management software

May 2006	MercuryMD, Inc.	Scientific & Healthcare	A provider of mobile information systems serving the healthcare market

March 2006	Quantitative Analytics, Inc.	Financial	A provider of financial database integration and analysis solutions

July 2005	Global Securities Information, Inc.	Legal & Regulatory	A provider of online securities and securities-related information and research services

February 2005	Tax Partners, LLC	Legal & Regulatory	A provider of sales and use tax compliance services primarily servicing the telecommunications industry in the U.S.
The identifiable intangible assets acquired are summarized as follows:

			Weighted-average
			amortization period (years)
	2006	2005	2006	2005

Finite useful lives:
Tradenames	16	13	10	10
Customer relationships	116	103	10	13
Databases and content	8	7	8	7
Other	20	3	7	3

	160	126

Disposals
In 2006, Thomson received $81 million net cash consideration from the disposals of businesses that qualified as discontinued operations. In 2005, the Company paid $105 million in taxes associated with discontinued operations sold in a prior year. See note 7.
In 2006, Thomson received $88 million (2005 — $4 million) cash consideration from the disposals of investments.
Note 20: Stock-based Compensation
Phantom Stock Plan
Thomson has a phantom stock plan that provides for the granting of stock appreciation rights (“SAR”) to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common shares less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common shares on the day prior to the date of grant, vest over a four- to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2006, the authorized number of SARs was 20,500,000 and there were 3,189,867 units available for grant. Thomson recognized an expense of $7 million related to the phantom stock plan for the year ended December 31, 2006 (2005- $1 million benefit) in the consolidated statement of earnings, of which $1 million was charged to discontinued operations in 2006 (2005 – nil), as a result of the change in the Company’s share price as compared to the prior year-end.
A summary of the status of the Thomson phantom stock plan as of December 31, 2006 and 2005, and changes during the years ended on those dates, is as follows:

	2006		2005
				Canadian $
		Canadian $		weighted-
		weighted-		average
		average		exercise
	SARs	exercise price	SARs	price

Outstanding at beginning of year	2,209,503	38.66	2,451,224	37.28
Granted	—	—	252,154	40.77
Exercised	(527,000)	33.01	(382,335)	28.72
Forfeited	(150,945)	36.26	(111,540)	47.16

Outstanding at end of year	1,531,558	40.84	2,209,503	38.66

Exercisable at end of year	1,197,941	40.65	1,692,789	37.75

The following table summarizes information on SARs outstanding at December 31, 2006:

	SARs outstanding			SARs exercisable
		Weighted-	Canadian $		Canadian $
Canadian $		average	weighted-	Number	weighted-
range of	Number	remaining	average	exercisable	average
exercise	outstanding	contractual	exercise	at	exercise
prices	at 12/31/06	life	price	12/31/06	price

21.77-32.125	45,834	0.5	21.77	45,834	21.77
35.00-44.50	1,300,546	5.0	39.87	966,929	39.31
48.40-57.45	185,178	4.5	52.34	185,178	52.34

Stock Incentive Plan
In January 2000, the board of directors approved the adoption of a stock incentive plan. The plan authorizes the Company to grant officers and employees stock options and other equity-based awards. An amendment to the plan was approved by the Company’s shareholders in May 2005, which increased the number of common shares issuable under the plan to 40,000,000. As of December 31, 2006, there were 22,384,901 awards available for grant (2005- 22,991,887).

Stock Options
Under the plan, the exercise price of an option equals the closing market price of the Company’s stock on the New York Stock Exchange on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.
A summary of the status of the Canadian dollar-denominated options granted and exercised as of December 31, 2006 and 2005, and changes during the years ended on those dates, is as follows:

	2006		2005
				Canadian $
		Canadian $		weighted-
		weighted-		average
		average		exercise
	Options	exercise price	Options	price

Outstanding at beginning of year	5,451,664	49.67	5,958,774	49.46
Granted	—	—	28,000	40.85
Exercised	(157,800)	42.69	(242,100)	41.00
Forfeited	(194,472)	52.16	(293,010)	51.59

Outstanding at end of year	5,099,392	49.79	5,451,664	49.67

Exercisable at end of year	5,067,267	49.85	5,384,539	49.77

The following table summarizes information on Canadian dollar-denominated stock options outstanding at December 31, 2006:

Options outstanding				Options exercisable
		Weighted-	Canadian $		Canadian $
		average	weighted-		weighted-
Canadian $	Number	remaining	average	Number	average
range of	outstanding	contractual	exercise	exercisable	exercise
exercise prices	at 12/31/06	life	price	at 12/31/06	price

40.69-44.40	1,138,000	3.5	41.05	1,105,875	41.04
45.90-48.70	2,126,872	4.9	48.36	2,126,872	48.36
50.25-57.45	1,834,520	4.0	56.88	1,834,520	56.88

A summary of the status of the U.S. dollar-denominated options granted and exercised as of December 31, 2006 and 2005, and changes during the years ended on those dates, is as follows:

	2006		2005
				U.S.$
				weighted-
		U.S.$ weighted-		average
		average		exercise
	Options	Exercise price	Options	price

Outstanding at beginning of year	10,469,989	32.62	7,956,303	31.38
Granted	380,000	38.27	3,084,846	35.11
Exercised	(742,400)	30.83	(330,285)	27.77
Forfeited	(479,625)	32.66	(240,875)	30.50

Outstanding at end of year	9,627,964	32.98	10,469,989	32.62

Exercisable at end of year	5,094,436	31.39	3,392,303	30.41

The following table summarizes information on U.S. dollar-denominated stock options outstanding at December 31, 2006:

Options outstanding			Options exercisable
		Weighted-
		average	U.S. $	Number	U.S. $
	Number	remaining	Weighted-	exercisable	Weighted-
U.S.$ range of	outstanding	contractual	average	at	average
exercise prices	at 12/31/06	life	exercise price	12/31/06	exercise price

26.06 – 29.70	1,594,867	6.0	26.07	1,591,742	26.07
30.79 – 33.76	4,747,126	7.5	33.55	2,809,861	33.49
33.87 – 41.66	3,285,971	9.0	35.50	692,833	35.14

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2006, compensation expense recorded in connection with stock options was $19 million (2005 — $20 million), of which $3 million was charged to discontinued operations in each year.
Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $7.99 and $7.27 for the years ended December 31, 2006 and 2005, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005

Risk-free interest rate	4.6%	4.4%
Dividend yield	2.3%	2.3%
Volatility factor	18.5%	18.8%
Expected life (in years)	6	6

Restricted Share Units
In 2004, the Company made its initial grant of RSUs. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional restricted share units. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the date of grant. For the year ended December 31, 2006, compensation expense recorded in connection with RSUs was $3 million (2005 — $1 million).
A summary of the status of the time-based restricted share units granted and vested as of December 31, 2006 and 2005, and changes during the years ended on those dates, is as follows:

	2006		2005
		U.S.$		U.S. $
		weighted-		weighted-
		average		average
	RSUs	value	RSUs	value

Outstanding at beginning of year	223,715	33.86	27,150	34.68
Granted	192,098	38.20	201,194	33.77
Vested	(7,888)	34.79	(4,629)	34.69

Outstanding at end of year	407,925	35.89	223,715	33.86

During 2006, a total of 7,888 RSUs vested (2005 — 4,629). In January 2007, 5,239 (2006 — 2,991) shares were issued in connection with the vesting of the RSUs after the withholding of applicable employee taxes. No other outstanding RSUs vest until December 31, 2007.
Performance Restricted Share Units
In 2006, the Company introduced a new form of long-term incentive program (“LTIP”) intended to reward certain senior executives. Previously, the Company’s LTIP awards were cash based.
Under the 2006 LTIP awards, participants are granted Performance Restricted Share Units (“PRSUs”) which give the holder the right to receive one Thomson common share for each unit held in their PRSU account that vests on the vesting date, based upon the Company’s performance during the three-year performance period against pre-established goals. Between 0% and 200% of the initial grant amounts may vest.
The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date which are reinvested as additional PRSUs. Compensation expense related to each PRSU grant is recognized over the three year performance period based upon the closing price of the Company’s common shares on the NYSE on the day prior to the date of grant and the number of units expected to vest.
In 2006, 705,109 PRSUs were granted with a notional value of $27 million at an average share price of $38.88. Related compensatory expenses of $9 million were recorded in 2006.
Employee Stock Purchase Plan
In 2005, the Company initiated an Employee Stock Purchase Plan (“ESPP”) under which eligible U.S. employees may purchase a maximum of 6,000,000 common shares. In 2006, the Company expanded the ESPP to eligible employees in Canada and the United Kingdom under a separate global plan that provides for the issuance of up to an additional 2,000,000 common shares.. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year, to purchase Thomson common shares at a price equal to 85% of the closing price of the shares on the NYSE as of the last business day of the quarter. The Company recognized an expense of $4 million in 2006 relating to the 15% discount of purchased shares (2005 — $1 million). In 2006 754,993 shares were issued under the plan of which 189,176 related to withholdings from the fourth quarter of 2005. In January 2007, 193,349 shares were issued related to withholdings from the fourth quarter of 2006.
Note 21: Supplemental Cash Flow Information
Details of “Changes in working capital and other items” are:

	2006	2005

Accounts receivable	(141)	(69)
Inventories	(5)	2
Prepaid expenses and other current assets	2	(15)
Accounts payable and accruals	68	69
Deferred revenue	81	36
Income taxes	(33)	(20)
Other	(17)	(60)

	(45)	(57)

Income taxes paid during 2006 were $321 million, which included $23 million relating to the 2006 sales of AHC, Peterson’s and Law Manager, Inc. Income taxes paid during 2005 were $544 million, which included $105 million relating to the 2004 sale of Thomson Media and $125 million for a withholding tax from the repatriation of earnings of its subsidiaries. Income tax refunds received during 2006 were $20 million (2005 — $5 million).
Note 22: Related Party Transactions
As at February 23, 2007, 2006, The Woodbridge Company Limited (“Woodbridge”) and other companies affiliated with it together beneficially owned approximately 70% of the Company’s common shares.
From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company’s subsidiaries. Additionally, a number of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the amounts charged for these rentals and services were approximately $2 million (2005 — $2 million).
The employees of Jane’s Information Group (“Jane’s”), a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company’s pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane’s as of the date of sale as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.
Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2006, these premiums were approximately $50,000 (2005 — $45,000), which would approximate the premium charged by a third party insurer for such coverage.
The Company has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.
In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When the Company initially signed the contract, it expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period. In 2006 and 2005, Thomson paid Hewitt $16 million and $5 million, respectively, for its services. Mr. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.
Note 23: Segment Information
Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in three reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. As of December 31, 2006, the Company’s three reportable segments were:
Legal & Regulatory
Providing information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.
Financial
Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.
Scientific & Healthcare
Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Reportable Segments — 2006

				Additions to
			Segment	capital
			operating	assets(1)and	Total
(millions of U.S. dollars)	Revenues	Depreciation	profit	goodwill	Assets

Legal & Regulatory	3,647	211	1,120	396	7,552
Financial	2,015	179	379	394	3,484
Scientific & Healthcare	995	39	236	408	2,115

Segment totals	6,657	429	1,735	1,198	13,151
Corporate and other(2)	—	10	(235)	28	1,442
Eliminations	(16)	—	—	—	-

Continuing operations	6,641	439	1,500	1,226	14,593

Discontinued operations					5,539

Total					20,132
Reportable Segments — 2005

				Additions to
			Segment	capital
			operating	assets(1)and	Total
(millions of U.S. dollars)	Revenues	Depreciation	profit	goodwill	Assets

Legal & Regulatory	3,368	193	1,000	414	7,263
Financial	1,897	177	334	201	3,358
Scientific & Healthcare	921	34	213	64	1,705

Segment totals	6,186	404	1,547	679	12,326
Corporate and other(2)	—	10	(139)	12	1,476
Eliminations	(13)	—	—	—	—

Continuing operations	6,173	414	1,408	691	13,802

Discontinued operations					5,632

Total					19,434
Geographic Information — 2006

		Capital
		assets(1) and	Total
(by country of origin) (millions of U.S. dollars)	Revenues	goodwill	assets

United States	5,358	8,967	15,531
Europe	902	1,871	3,103
Asia—Pacific	193	158	387
Canada	155	164	948
Other countries	33	41	163

Total	6,641	11,201	20,132

Geographic Information — 2005

		Capital
		assets(1) and	Total
(by country of origin) (millions of U.S. dollars)	Revenues	goodwill	assets

United States	5,002	8,522	15,688
Europe	816	1,645	2,738
Asia—Pacific	183	146	359
Canada	142	178	437
Other countries	30	102	212

Total	6,173	10,593	19,434

(1)	Capital assets include computer hardware and other property, capitalized software for internal use and identifiable intangible assets.

(2)	Corporate and other includes corporate costs, THOMSONplus and costs associated with the Company’s stock-based compensation expense.
In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is Operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the business segment information to operating profit per the consolidated statement of earnings.

	For the Year Ended
	December 31,
	2006	2005

Segment operating profit	1,500	1,408
Less: Amortization	(242)	(236)

Operating profit	1,258	1,172

Effective January 1, 2007, the Company will be realigned into five new segments consisting of Legal, Financial, Scientific, Tax & Accounting and Healthcare.
Note 24: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended
	December 31,
	2006	2005

Net earnings under Canadian GAAP	1,120	934
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	17	15
Derivative instruments and hedging activities	12	4
Income taxes	(6)	(6)

Net income under U.S. GAAP	1,143	947

Earnings under U.S. GAAP from continuing operations	939	674
Earnings under U.S. GAAP from discontinued operations	204	273

Net income under U.S. GAAP	1,143	947

Basic earnings per common share under U.S. GAAP from:
Continuing operations	$1.45	$1.02
Discontinued operations, net of tax	0.32	0.42

Basic earnings per common share(1)	$1.77	$1.44

(1)	Earnings per common share is calculated after taking into account dividends declared on preference shares. For the year ended 2006, diluted earnings per common share for discontinued operations was $0.31, which resulted in total diluted earnings per common share of $1.76 for the year ended December 31, 2006. For 2005, basic and diluted earnings per common share were equivalent.

	For the year ended
	December 31,
	2006	2005

Comprehensive income under Canadian GAAP	1,337	721
Differences in GAAP increasing (decreasing) reported comprehensive income:
Differences in net income as per above	23	13
Foreign currency translation	(2)	2
Pension adjustment (including tax charge of $7 million in 2006 and benefits of $4 million in 2005)	16	21
Net unrealized gains on cash flow hedges (net of taxes in 2006 and 2005 of nil)	—	26

Comprehensive income under U.S. GAAP	1,374	783

	As at December 31,
	2006	2005

Shareholders’ equity under Canadian GAAP	10,481	9,963
Differences in GAAP increasing (decreasing) reported Shareholders’ equity:
Business combinations	(590)	(605)
Employee future benefits	(512)	(33)
Derivative instruments and hedging activities	9	48
Income taxes	339	157

Shareholders’ equity under U.S. GAAP	9,727	9,530

Descriptions of the nature of the reconciling differences are provided below:
Business Combinations
Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $17 million increase to income (2005 — $15 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.
The $590 million decrease in shareholders’ equity as of December 31, 2006 (2005 — $605 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as, in 2005, a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $6,271 million at December 31, 2006 (2005 — $5,666 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $3,237 million at December 31, 2006 (2005 — $3,284 million).
Derivative Instruments and Hedging Activities
Under U.S. Statement of Financial Accounting Standards (“FAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in note 2.
Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged. The reconciling items subsequent to January 1, 2004 relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP than for U.S. GAAP.
Income Taxes
The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders’ equity relates entirely to deferred tax liabilities.
In June 2006, the Financial Accounting Standards Board (“FASB”) in the United States issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. This interpretation, which is effective January 1, 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company estimates that the impact of adopting FIN 48 will result in an initial increase of its tax liability of approximately $35 million that will be reflected as an adjustment to opening retained earnings.

Employee Future Benefits
In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). FAS 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans effective for the Company’s year ended December 31, 2006. Additionally, FAS 158 requires employers to measure plan obligations at their year-end balance sheet date, effective for the Company’s year ending December 31, 2008. The Company has applied and will apply the requirements of FAS 158 prospectively at each stage of adoption.
Under the provisions of FAS 158 treatment, the Company’s reported financial position as of December 31, 2006 under U.S. GAAP reflects an increase in net pension related liabilities of $502 million, a decrease in net deferred tax liabilities of $195 million and a decrease in shareholders’ equity, reflected in accumulated other comprehensive income, of $307 million. There was no impact to reported earnings.
The following table summarizes the incremental effect of applying FAS 158 upon individual line items in the consolidated balance sheet under US GAAP.

FAS 158
Adjustments

Other non-current assets	(380)
Accounts payable and accruals	19
Other non-current liabilities	103
Long-term deferred income tax liability	(195)
Accumulated other comprehensive loss	(307)

As at December 31, 2006 there were no funded pension plans that had accumulated benefit obligations that exceeded the fair value of plan assets. The accumulated benefit obligation of funded pension plans that had accumulated benefit obligations that exceeded plan assets at December 31, 2005 was $80 million. These plans had related fair values of plan assets of $68 million in 2005.
Recently Issued Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement’s impact on its financial statements.
Note 25: Subsequent Events
In February 2007, Thomson’s Board of Directors approved an annualized 2007 dividend of $0.98 per common share, which represents a quarterly dividend in 2007 of $0.245 per common share. This represents an annual increase of $0.10 per share, or 11%, over 2006.
Also in February 2007, the Company signed an agreement to sell Thomson Medical Education, subject to customary closing conditions. The Company anticipates the sale will be completed in the second quarter of 2007.

The Thomson Corporation
Six-Year Summary
(unaudited)
The following table includes measurements for segment operating profit. These measurements are used by management to evaluate performance. A further discussion of these performance measures is included on page 41.

(millions of U.S. dollars)	2006	2005	2004	2003	2002	2001

Revenues
Legal & Regulatory	3,647	3,368	3,164	2,909	2,719	2,581
Financial	2,015	1,897	1,738	1,526	1,622	1,704
Scientific & Healthcare	995	921	798	743	696	689
Eliminations	(16)	(13)	(14)	(14)	(13)	(8)

	6,641	6,173	5,686	5,164	5,024	4,966

Segment operating profit (1)
Legal & Regulatory	1,120	1,000	916	833	793	723
Financial	379	334	294	230	244	246
Scientific & Healthcare	236	213	174	150	128	117
Corporate and other (2)	(235)	(139)	(115)	(113)	(89)	(95)

	1,500	1,408	1,269	1,100	1,076	991

(1)	Segment operating profit excludes amortization and restructuring charges.

(2)	Corporate and other includes corporate costs, THOMSONplus and costs associated with the Company’s stock-based compensation expense.
Prior year amounts have been restated for discontinued operations and reclassified to conform to the current year’s presentation.

The Thomson Corporation Six-Year
Summary (continued)
(unaudited)
The following table includes measurements for adjusted earnings and adjusted earnings per common share from continuing operations that do not have any standardized meanings prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures is included in management’s discussion and analysis.

(millions of U.S. dollars, except per common share amounts) 2006		2005	2004	2003	2002	2001

Earnings attributable to common shares	1,115	930	1,008	877	585	741

Basic and diluted earnings per common share	$1.73	$1.42	$1.54	$1.34	$0.91	$1.18

Supplemental Information:
Earnings attributable to common shares as above	1,115	930	1,008	877	585	741
Adjust: one-time items, net of tax, resulting from other (income) expense, restructuring charges and redemption of Series V preference shares	(17)	24	(1)	(73)	40	(215)
Proportionate share of goodwill impairment recognized by BGM	—	—	—	—	67	—
Tax (benefits) charges	(33)	5	(57)	(78)	(11)	(7)
Earnings from discontinued operations	(201)	(272)	(369)	(238)	(233)	(219)
Effect of new accounting standard (1)	—	—	—	—	—	158

Adjusted earnings from continuing operations	864	687	581	488	448	458

Adjusted basic and diluted earnings per common share from continuing operations	$1.34	$1.05	$0.89	$0.75	$0.70	$0.73

(1)	Under CICA Handbook Section 3062, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized beginning in 2002. This adjustment removes the amortization related to these assets in prior periods.